Hello Inc.

16th Floor, Building #1

No. 28 Yuanxiu Road

Minhang District, Shanghai

People's Republic of China

July 27, 2021

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Senior Staff Accountant
Mr. Larry Spirgel, Esq., Office Chief
Mr. Edwin Kim, Esq., Staff Attorney

Re:	Hello Inc. (CIK No. 0001841944) Request for Withdrawal of Registration Statement on Form F-1 File No. 333-255484

Ladies and Gentlemen:

On April 23, 2021, Hello Inc. (the “Company”) initially filed Registration Statement on Form F-1 (File No. 333-255484) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

By:	/s/ Lei Yang
Name: Lei Yang
Title: Chief Executive Officer

cc:	Yi Gao, Simpson Thacher & Bartlett LLP

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